SCHEDULE 13G
Amendment No. 1
Tricon Global Restaurants Inc.
Capital Stock No Par
Value

Cusip #:  895-953-10-7
Item 1:  Reporting
Person Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  10,064,600
Item 7:  -0-
Item 8:  10,064,600
Item 9:  10,064,600
Item 11: 6.6%
Item 12: IA


Cusip #:  895-953-10-7
Item 1:  Reporting
Person Tiger Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  6,429,500
Item 7:  -0-
Item 8:  6,429,500
Item 9:  6,429,500
Item 11: 4.2%
Item 12: IA


Cusip #:  895-953-10-7
Item 1: Reporting
Person Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  16,494,100
Item 7:  -0-
Item 8:  16,494,100
Item 9:  16,494,100
Item 11: 10.9%
Item 12: IN


Item 1 (a). Tricon
Global Restaurants Inc.

Item 1 (b). 1441
Gardiner Lane,
Louisville, Kentucky
40213

Item 2 (a).  This
statement is filed on
behalf of Tiger
Management L.L.C.
("TMLLC") and Tiger
Performance L.L.C.
("TPLLC).
Julian H. Robertson,
Jr. is the ultimate
controlling person of
TMLLC and TPLLC.

Item 2 (b).  The
address of each
reporting person is
101 Park Avenue, New
York, NY 10178.

Item 2 (c).
Incorporated by
reference to item (4)
of the cover page
pertaining to each
reporting person.

Item 2 (d).  Class A
Common Stock No par
value.

Item 2 (e).  CUSIP
Number: 895-953 107

Item 3. TMLLC and TPLLC
are investment advisers
registered under
Section 203 of the
Investment Advisers Act
of 1940.

Item 4.  Ownership as
of December 31, 1997 is
incorporated by reference to items (5)
- (9) and (11) of the cover page pertaining to each reporting person.

Item 5.  Not applicable.

Item 6.  Other persons
are known to have the right to
receive dividends from,
or proceeds from the
sale of, such securities. The
interest of one such person, The Jaguar Fund
N.V., a Netherlands Antilles corporation is more than 5%.

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing
below, I certify that,
to the best of my
knowledge and belief,
the securities referred
to above were acquired
in the ordinary course
of business and were
not acquired for the
purpose of and do not
have the effect of
changing or influencing
the control of the
issuer of such
securities and were not
acquired in connection
with or as a
participant in any
transaction having such
purpose or effect.
After reasonable
inquiry and to the best
of my knowledge and
belief, I certify that
the information set
forth in this statement
is true, complete and
correct.

February 13, 1998

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer
TIGER PERFORMANCE
L.L.C. /s/ Nolan
Altman, Chief Financial
Officer

JULIAN H. ROBERTSON,
JR.

By:  /s/  Nolan Altman
Under Power of Attorney
dated 1/27/95 On File
with Schedule 13G for
Kohl's Corp. 2/7/95


AGREEMENT

The undersigned agree
that this Amendment No.
1 to Schedule 13G dated
February 13, 1998
relating to shares of
capital stock of Tricon
Global Restaurants Inc.
shall be filed on
behalf of each of the
undersigned.


TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial
Officer

TIGER PERFORMANCE
L.L.C.

/s/  Nolan Altman,
Chief Financial

Officer JULIAN H.

ROBERTSON, JR.

By:  /s/  Nolan Altman

Under Power of

Attorney dated 1/27/95

On File with Schedule

13G for Kohl's

Corp. 2/7/95